Filed Pursuant to Rule 433
Free Writing Prospectus
Registration Nos. 333-211985 and 333-211985-01
June 13, 2016

SOVRAN ACQUISITION LIMITED PARTNERSHIP

Pricing Term Sheet

$600,000,000 3.500% Senior Notes due 2026

Fully and Unconditionally Guaranteed by Sovran Self Storage, Inc.

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated June 13, 2016 (the “Preliminary Prospectus Supplement”) of Sovran Acquisition Limited Partnership and the accompanying prospectus dated June 13, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sovran Acquisition Limited Partnership

Guarantor:	Sovran Self Storage, Inc.

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (negative)

Security Type:	Senior Unsecured Notes

Pricing Date:	June 13, 2016

Settlement Date:	June 20, 2016 (T+5)

Maturity Date:	July 1, 2026

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2017

Principal Amount:	$600,000,000

Public Offering Price:	99.447%

Benchmark:	1.625% due May 15, 2026

Benchmark Price / Yield:	100-02+ / 1.616%

Spread to Benchmark:	+ 195 basis points

Yield to Maturity:	3.566%

Coupon:	3.500%

Optional Redemption:	Make-whole call at T + 30 basis points

Special Mandatory Redemption:

If the pending acquisition of LifeStorage, LP is not completed by December 15, 2016 (or such later date to which the merger agreement may be extended by agreement between the parties of the merger agreement) or if, prior to such date, the merger agreement is terminated, then the issuer must redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date (as defined in the preliminary prospectus supplement).

CUSIP / ISIN:	84610W AB1 / US84610WAB19

Joint Book-Running Managers:	Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC HSBC Securities (USA) Inc. Jefferies LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Sovran Acquisition Limited Partnership and Sovran Self Storage, Inc. have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or guarantor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com, SunTrust Robinson Humphrey, Inc., 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Dept, by telephone at 1-800-685-4786 or by email at STRHdocs@SunTrust.com, or by contacting U.S. Bancorp Investments, Inc., 214 North Tryon Street, 26th Floor, Charlotte, NC 28202, or via telephone at 1-877- 558-2607.